FOR IMMEDIATE RELEASE	May 19, 2026

Micromem Technologies Inc. Receives Approval from the Department of Defence on Wearable Gas Sensing Project Go-Forward Plans

Toronto, Ontario and New York, New York, May 19, 2026 - Micromem Technologies Inc. ("Micromem" or the "Company") (CSE: MRM, OTCQB: MMTIF) is pleased to announce that the Department of National Defence ("DND") has reviewed and approved go-forward plans for the next phase of the Company's gas sensor development program  ("the Project").  The Project is part of the existing collaborative research agreement between Micromem, the University of Toronto (the "University"), and the DND ("the Agreement").  This phase of the Project includes enhancing the existing research and development team at the University of Toronto with two new members to focus primarily on the completion of functional wearable prototypes.

This approval validates Micromem's development approach and further strengthens the collaboration with both the University and DND.  The representative of the DND under the Agreement has expressed strong support and regular progress meetings will be held between the Company and the representative, with the first meeting anticipated for next week.

The work towards this phase of the Project has commenced and focuses on critical software and hardware development for the wearable gas sensing platform, including sensor integration, signal processing, data acquisition, and system miniaturization. The additional engineering team member contributions will help accelerate the transition from laboratory nanowire technology to robust, low-power, field-deployable wearable systems tailored to meet defense performance requirements while supporting broader commercial applications.

Micromem's proprietary nanowire field-effect transistor gas sensing platform continues to show strong potential for dual-use applications in defense, industrial safety, environmental monitoring, and personal protection.

The Company will provide further updates as the work progresses and as additional technical milestones are achieved.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTCQB: MMTIF, CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement.

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

###

Listing:  OTCQB - Symbol: MMTIF and CSE - Symbol: MRM

Shares issued: 635,463,983

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com